UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FRP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30292L107

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1.

Names of Reporting Persons

John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 the separate trust for John D. Baker II created under

the Cynthia L. Baker Trust U/A/D April 30, 1965.

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,113,474(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 1,113,474 (1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,474 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%(1)
14.	Type of Reporting Person (see Instructions) OO

(1) As of January 23, 2023.

SCHEDULE 13D
CUSIP No. 30292L107	Page 3 of 9

1.	Names of Reporting Persons John D. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,952 (1)
	8.	Shared Voting Power 1,191,815(1)
	9.	Sole Dispositive Power 279,952 (1)
	10.	Shared Dispositive Power 1,191,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,492,089(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%(1)
14.	Type of Reporting Person (see Instructions) IN

(1) As of January 23, 2023.

SCHEDULE 13D
CUSIP No. 30292L107	Page 4 of 9

1.	Names of Reporting Persons Edward L. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,300 (1)
	8.	Shared Voting Power 1,113,474 (1)
	9.	Sole Dispositive Power 97,300(1)
	10.	Shared Dispositive Power 1,113,474 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,774(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8%(1)
14.	Type of Reporting Person (see Instructions) IN

(1) As of January 23, 2023.

SCHEDULE 13D
CUSIP No. 30292L107	Page 5 of 9

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.10 per share (“Common Stock”) of FRP Holdings, Inc., a Florida corporation (the “Issuer”) and is being filed to amend the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on March 20, 2019 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the “JDB Trust”), John D. Baker II and Edward L. Baker II (“Initial Schedule 13D Filing”, and as amended, the “Schedule 13D”).

This Amendment No. 1 is being filed in relation to increases in John D. Baker II’s beneficial ownership related to (i) the administration of Edward L. Baker’s estate, of which John D. Baker has been appointed as co-executor, and (ii) the issuance of Common Stock awards to Mr. Baker in accordance with the Issuer’s officer and director compensation policies; and an increase to the Reporting Persons’ beneficial ownership related to an acquisition of Common Stock by the JDB Trust in an open market transaction.

This Amendment No. 1 amends Items 2, 3, 4 and 5 of the Schedule 13D as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) is amended and restated in its entirety as follows:

(c)	John D. Baker II is the Chief Executive Officer and Chairman of the Board of Directors of FRP Holdings, Inc. The principal executive office of FRP Holdings, Inc. is located at 200 W. Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Edward L. Baker II is the President of Blue Water Industries. The principal executive office of Blue Water Industries is located at 200 W. Forsyth Street, 12th Floor, Jacksonville, Florida 32202.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated in its entirety as follows:

The Reporting Persons hereby incorporate by reference the information set forth in Item 4 of this Amendment No. 1.

Between the date of the Initial Schedule 13D Filing and January 1, 2023, John D. Baker II was awarded 21,685 shares of Common Stock pursuant to the Issuer’s officer and director compensation policies. As of January 23, 2023, 15,978 of such shares are subject to forfeiture if certain performance-based criteria is not met or the Reporting Person’s continued service with the Issuer ceases.

On October 12, 2021, John D. Baker II’s Living Trust purchased 543 shares of Common Stock in an open market transaction using funds on hand.

Following Edward L. Baker’s passing on April 28, 2022, John D. Baker II was appointed as co-executor of Mr. Baker’s estate, and as a result, is deemed to have shared voting and investment power with respect to 78,341 shares of Common Stock held by Mr. Baker’s estate.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety as follows:

SCHEDULE 13D
CUSIP No. 30292L107	Page 6 of 9

The Reporting Persons historically filed statements of beneficial ownership on Schedule 13G, for which the most recent filing was made with the Commission on February 14, 2018 (the "Previous Schedule 13G"). In connection with the execution of a Voting and Support Agreement, dated March 22, 2018, relating to the sale by the Issuer of its portfolio of 41 warehouse properties to BRE Foxtrot Parent, LLC, a Delaware limited liability company on May 21, 2018 (the "Sale Transaction"), the Reporting Persons filed a Schedule 13D with the Commission on April 2, 2018 (the “Previous Schedule 13D") jointly with the certain other shareholders of the Issuer. The Previous Schedule 13D superseded the Previous Schedule 13G with respect to the Reporting Persons as relating to the Common Stock of the Issuer. The filers of the Previous Schedule 13D (including the Reporting Persons) determined that, following the consummation of the Sale Transaction, they no longer held shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control over the Issuer. The Reporting Persons determined that following the filing of the Previous Schedule 13D, they no longer qualified to file a statement of beneficial ownership on Schedule 13G and further determined to file this Schedule 13D.

Each Reporting Person currently intends to hold the shares of Common Stock reported on this Schedule 13D for investment purposes. John D. Baker II serves as an officer and director of the Issuer and will continue to participate in and receive awards granted to officers and directors under the Issuer’s incentive compensation policies for as long as he serves as a director and officer of the Issuer.

Other than as set forth in this statement, no Reporting Person has present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned

SCHEDULE 13D
CUSIP No. 30292L107	Page 7of 9

by the Reporting Persons or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a)	As of January 23, 2023, the Reporting Persons collectively beneficially owned an aggregate of 1,589,389 shares of Common Stock, constituting 16.7% of the Common Stock outstanding.

As of January 23, 2023, John D. Baker II beneficially owned an aggregate of 1,492,089 shares of Common Stock, constituting 15.7% of the Common Stock outstanding. This calculation includes: (i) 1,113,474 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (ii) 15,978 shares that he holds directly; (iii) 26,891 shares held in his living trust; (iv) 227,058 shares held in his grantor retained annuity trust; (iv) 10,025 shares held in retirement accounts; (v) 3,789 shares held by his wife's living trust, as to which he disclaims beneficial ownership; and (vi) 78,341 shares held by the estate of Edward L. Baker, of which Mr. Baker and Thompson S. Baker II are co-executors and as to which Mr. Baker disclaims beneficial ownership.

As of January 23, 2023, Edward L. Baker II beneficially owned an aggregate of 1,210,774 shares of Common Stock, constituting 12.8% of the Common Stock outstanding. This calculation includes: (i) 1,113,474 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ii) 97,300 shares held in his living trust.

(b)	As of January 23, 2023, the JDB Trust had sole voting and dispositive power with respect to the 1,113,474 shares of Common Stock held by the JDB Trust and no shared voting or dispositive power.

As of January 23, 2023, John D. Baker II had sole voting and dispositive power with respect to 279,952 shares of Common Stock, which includes: (i) 15,978 shares that he holds directly; (ii) 227,058 shares held in his grantor retained annuity trust; and (iii) 10,025 shares held in his retirement accounts; and Mr. Baker had shared dispositive power with respect to 1,191,815 shares of Common Stock, which includes the 1,113,474 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and 78,341 shares held by the estate of Edward L. Baker, of which Mr. Baker serves as co-executor with Thompson S. Baker II.

As of January 23, 2023, Edward L. Baker II had sole voting and dispositive power of 97,300 shares of Common Stock held by his living trust; and Mr. Baker had shared dispositive power with respect to the 1,113,474 shares of Common Stock held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II.

SCHEDULE 13D
CUSIP No. 30292L107	Page 8 of 9
(c)	Other than disclosed in this Statement, no transactions were effected by the Reporting Persons in the past sixty days.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Not applicable.

SCHEDULE 13D
CUSIP No. 30292L107	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023                                                   /s/ John D. Baker II

JOHN D. BAKER II

Date: February 22, 2023                                                 /s/ Edward L. Baker II

EDWARD L. BAKER II

Date: February 8, 2023                                                   /s/ John D. Baker II

JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER TRUST DATED 4/30/1965

Date: February 22, 2023                                                 /s/ Edward L. Baker II

EDWARD L. BAKER II, AS CO-TRUSTEE OF THE TRUST FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER TRUST DATED 4/30/1965